Exhibit (d)(5)

Execution Version

CONSULTING AGREEMENT

This Consulting Agreement (the “Agreement”) is made and entered into as of this 20th day of December, 2013 and made effective as of (subject to Section 1 hereof) the closing date of the Transaction (as defined below), between Engility Corporation (the “Company”), and James P. Regan (“Regan”). If the Transaction does not close, this Agreement shall not become effective.

WHEREAS, the Company has executed on the date hereof an agreement and plan of merger to acquire Dynamics Research Corporation (the “Transaction”);

WHEREAS, Regan is currently serving as the Chairman, President and Chief Executive Officer of Dynamics Research Corporation; and

WHEREAS, following and subject to the closing of the Transaction, the Company desires to retain Regan, and Regan desires to serve, as a consultant to the Company in exchange for a fee commensurate with his services.

NOW, THEREFORE, in consideration of the promises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged by each party hereto, the parties hereby agree as follows:

1. Engagement; Term. The Company hereby engages Regan as a consultant subject to and beginning on the closing date of the Transaction (the “Engagement Date”) and Regan agrees to provide the services described herein. The Agreement will automatically terminate 12 months after the Engagement Date (the “Term”), provided, that in the event the Special Transaction Success Bonus Letter Agreement dated as of December 20, 2013 (the “Bonus Letter Agreement”) (and Release attached thereto as Exhibit A) dated as of the date hereof with Regan and Dynamics Research Corporation is not entered into on the date hereof (or if the Release is revoked within the time set forth in Paragraph 7, thereof), this Agreement shall be void and shall not become effective.

2. Services of Regan. Regan agrees to advise the Company’s Chief Executive Officer on strategic matters and other transitional and consulting services to be reasonably requested and authorized by the Company’s Chief Executive Officer from time to time during normal work hours (not to exceed 20 hours per calendar month, unless agreed to by Regan). Regan accepts such engagement and represents and warrants to the Company that he will provide the services and perform his duties and responsibilities hereunder in a timely, competent and professional manner, consistent with this Agreement and all applicable laws and regulations. During the Term, the Company agrees to provide Regan reasonable cellular telephone and information technology equipment (including without limitation computer equipment) and reasonable access to the Company’s information technology systems and related support as reasonably necessary for Regan’s performance of his services and responsibilities hereunder; provided that Regan shall promptly return such equipment to the Company upon the termination of this Agreement.

3. Regan’s Fees. For the services rendered hereunder by Regan, the Company will pay to Regan an annual fee of $300,000.00, payable in 26 equal installments on a bi-weekly basis in arrears. Regan must receive prior written approval from the Company for, or the Company must later ratify, any out-of-pocket expenses arising from services provided in accordance with this Agreement for which he seeks reimbursement, which will be reimbursed pursuant to the Company’s standard policies.

4. Relationship of Parties. In performing his obligations and services under this Agreement, Regan will be an independent contractor and will not represent himself as an agent of the Company. Nothing in this Agreement will be construed to constitute either party as the agent, employee or joint venturer of the other, nor will either party have the right to bind the other party or make any promises or representations on behalf of the other party. Regan will be solely responsible for the payment of his taxes, withholding payments, penalties, fees, fringe benefits, vacation pay, sick leave, retirement benefits, social security, worker’s compensation, disability or unemployment insurance benefits or other employee benefits of any kind and will have no claim against the Company for such expenses.

5. Confidential and Proprietary Information. Regan understands and acknowledges that, during the course of his relationship with the Company and as a result of having executed this Agreement, he will be granted access to valuable information relating to the Company’s business that provides Company with a competitive advantage, which is not generally known by, nor easily learned or determined by, persons outside the Company’s business (collectively “Trade Secret and Proprietary Information”). The term Trade Secret and Proprietary Information will include, but will not be limited to: (a) customer, and prospect lists, and details of agreements and communications with customers and prospects; (b) sales plans and projections, product pricing information, acquisition, expansion, marketing, financial and other business information and existing and future products and business plans of the Company; (c) sales proposals, demonstrations systems, sales material; (d) research and development; (e) identity of specialized consultants and contractors and Trade Secret and Proprietary Information developed by them for the Company; (f) purchasing, operating and other cost data; (g) special customer needs, cost and pricing and bidding data; (h) employee information (including, but not limited to, personnel, payroll, compensation and benefit data and plans), whether or not legended or otherwise identified by the Company as Trade Secret and Proprietary Information, as well as such information that is the subject of meetings and discussions and not recorded. Trade Secret and Proprietary Information will not include such information that Regan can demonstrate (i) is generally available to the public (other than as a result of a disclosure by Regan), (ii) was disclosed to Regan by a third party under no obligation to keep such information confidential or (iii) was known by Regan prior to, and not as a result of, his contractual relationship or anticipated contractual relationship with the Company.

Regan agrees at all times, both during the Term of this Agreement and permanently following the termination of this Agreement, to hold all of the Company’s Trade Secret and Proprietary Information in a fiduciary capacity for the benefit of the Company and to safeguard all such Trade Secret and Proprietary Information. Regan will not directly or indirectly use or disclose any such Trade Secret and Proprietary Information to any third person or entity outside the Company’s business, except as may be necessary in the good faith performance of Regan’s duties for the Company. Notwithstanding anything in this Agreement to the contrary, Regan understands that he may disclose the Company’s Trade Secret and Proprietary Information to the extent required by applicable laws or governmental regulations or judicial, governmental or regulatory process, provided that he gives the Company prompt notice of any and all such requests for disclosure so that the Company has ample opportunity to take all necessary or desired action to avoid disclosure.

6. Termination of Engagement. Regan may terminate this Agreement before the expiration of the Term by giving the Company 30 days’ written notice of intent to terminate the Agreement. In the event Regan chooses to terminate this Agreement for any reason other than as a result of any material breach of Company’s obligations hereunder, which is not cured within 15 days following written notice to Company by Regan, the Company will have no further obligation to Regan other than the prorated portion of the annual fee through the last day Regan was retained by the Company. If the Company materially breaches any of its material obligations hereunder and such breach is not cured within 15 calendar days following written notice to Company by Regan, Regan may terminate this Agreement and shall be entitled to receive payment of the annual fee by Company through the end of the Term in accordance with the normal payment schedule described in Section 3 of this Agreement.

The Company may only terminate this Agreement for “cause,” or upon Regan’s death or disability, which termination will be effective immediately. If the Company chooses to terminate this Agreement for “cause,” the Company will have no further obligation to Regan other than the prorated portion of the annual fee through the last day Regan was retained by the Company. If the Company terminates this Agreement without cause (and Regan has not died or suffered a disability), Company shall pay Regan the annual fee through the end of the Term in accordance with the normal payment schedule described in Section 3 of this Agreement.

For purposes of this Agreement, “cause” will include the following: (1) material failure or neglect by Regan to perform the services; provided that such neglect or failure remains uncured for a period of 30 days after written notice describing the same is given to the Regan; (2) misappropriation of funds or property of the Company, securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company, material misrepresentation to the Company, or any violation of law or regulations on Company premises or to which the Company is subject; (3) commission by Regan of an act involving moral turpitude, dishonesty, theft, or unethical business conduct, or conduct that materially impairs or injures the reputation of, or harms, the Company; or (4) any material breach of this Agreement; provided that such breach remains uncured for a period of 30 days after written notice describing the same is given to Regan.

7. Miscellaneous.

a. Amendments. This Agreement may not be amended, supplemented, canceled or discharged, except by written instrument executed by the party against whom enforcement is sought.

b. Notices. Any notice necessary under this Agreement must be addressed as set forth below:

To the Company:

Engility Corporation

3750 Centerview Drive

Chantilly, VA 20151

Attn: General Counsel

To Regan:

1785 Sabal Palm Drive

Boca Raton, FL, 33432

Notices may also be addressed to either party at such other address as either party may hereafter designate in writing to the other. Any notice will be deemed effective upon receipt thereof by the addressee or two days after such notice has been mailed, return receipt requested, or sent by a nationally recognized overnight courier service, whichever comes first.

c. Binding Effect; Assignment. The rights and obligations of this Agreement will bind and inure to the benefit of any successor of the Company by reorganization, merger or consolidation, or any assignee of all or substantially all of the Company’s business and properties. The Company may assign its rights and obligations under this Agreement to any of its subsidiaries or affiliates without the consent of Regan. The Company will require any such purchaser, successor or assignee to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such purchase, succession or assignment had taken place. Regan’s rights or obligations under this Agreement may not be assigned by Regan.

d. Applicable Law. This Agreement will be construed and enforced according to the laws of the State of Delaware.

e. No Presumption Created. The parties acknowledge that they have independently negotiated the provisions of this Agreement, that they have had the opportunity to rely upon their own counsel as to matters of law and application, and that neither party has relied on the other party with regard to such matters. The parties expressly agree that there will be no presumption created as a result of either party having prepared in whole or in part any provision of this Agreement.

f. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original instrument, but all of which taken together will constitute but one instrument.

g. Headings. The headings of the various sections and articles of this Agreement are inserted merely for convenience and do not expressly or by implication limit, define or extend the specific terms of the section or article so designated.

h. Severability. The parties have carefully reviewed the provisions of this Agreement and agree that they are fair and equitable. However, in light of the possibility of differing interpretations of law and changes in circumstances, the parties agree that if any one or more of the provisions of this Agreement are determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the provisions of this Agreement will, to the extent permitted by law, remain in full force and effect and will in no way be affected, impaired or invalidated.

i. Additional Covenants.

(a) Regan agrees to immediately disclose any potential or actual activity, including business activities and/or other employment, where his role or interest is in direct conflict with the Company’s interest. Although such activities are not automatically prohibited, written approval from the Company’s general counsel (such approval not to be unreasonably withheld or delayed) is required to participate in any such activity. Regan’s obligation to provide written disclosure of potential conflicts of interest, or the appearance of conflicts of interest, and to have such activities reviewed and approved in advance by the Company’s general counsel, continues throughout the Term.

(b) For a period of one (1) year after Engagement Date, Regan agrees that he will not, without the prior express written permission of the Company’s general counsel, work as an employee, officer, consultant, contractor, advisor, or agent of any company that is a customer, supplier, or competitor of the Company or its related entities and be directly involved in activities that are directly in competition with the Company. During the Term, Regan agrees not to solicit the business of any current or prospective customer of the Company and which the Company has notified Regan, or Regan is actually aware, is a prospective customer of the Company for any company that competes with the Company.

(c) For a period of one (1) year after Engagement Date, Regan will not solicit, induce, or attempt to induce, any employee of the Company or any subsidiary (i) to terminate his or her employment with the Company or any subsidiary or (ii) to work for any person, firm, partnership, corporation, or other entity which provides services materially similar to or competitive with the business of the Company or any subsidiary.

(d) Regan agrees to comply with all Company policies applicable to consultants and applicable laws during the Term.

j. It is the intent of the parties that all of the payments and benefits under this Agreement either be exempt from or comply with Section 409A of the Internal Revenue Code of 1986, as amended, and applicable guidance thereunder, and this Agreement shall be so interpreted. To the extent that any expenses are reimbursed under this Agreement, then such amount shall be reimbursed in accordance with Section 1.409A-3(i)(l)(iv) of the Treasury regulations, including (i) the amount eligible for reimbursement in one calendar year may not affect the amount eligible for reimbursement in any other calendar year, (ii) any reimbursement must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred, and (iii) the right to any reimbursement is not subject to liquidation or exchange for another benefit.

SIGNATURES ON FOLLOWING PAGE.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

ENGILITY CORPORATION

By:	/s/ Tony Smeraglinolo
Name:	Tony Smeraglinolo
Title:	President and Chief Executive Officer

ACCEPTED AND AGREED TO:

By:	/s/ James P. Regan
Name:	James P. Regan
Title:	Chairman, President and Chief Executive Officer